UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
ASIAINFO-LINKAGE, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04518A104

(CUSIP Number)
with copies to:

Eric Mok Lenovo Group 23/F Lincoln House, Taikoo Place 979 King’s Road Quarry Bay Hong Kong Special Administrative Region People’s Republic of China +852-2516-4819	John D. Tishler, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real San Diego, California 92130 (858) 720-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04518A104	Page	2	of	10

1	NAMES OF REPORTING PERSONS Lenovo Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, Special Administrative Region of the People's Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.63%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

+	Calculated using the number of outstanding shares of common stock as of September 30, 2010 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010.

CUSIP No.	04518A104	Page	3	of	10

1	NAMES OF REPORTING PERSONS Lenovo Holdings (BVI) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.63%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

+	Calculated using the number of outstanding shares of common stock as of September 30, 2010 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010.

CUSIP No.	04518A104	Page	4	of	10

1	NAMES OF REPORTING PERSONS Lenovo Sysware Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.63%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

+	Calculated using the number of outstanding shares of common stock as of September 30, 2010 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010.

CUSIP No.	04518A104	Page	5	of	10

1	NAMES OF REPORTING PERSONS Lenovo IT Alliance Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.63%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

+	Calculated using the number of outstanding shares of common stock as of September 30, 2010 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page 6 of 10
AMENDMENT NO. 5 TO SCHEDULE 13D
     This Amendment No. 5 (the “Schedule 13D/A”) amends and supplements the statement on Schedule 13D as filed on February 21, 2006 (the “Original Schedule 13D”), as amended on September 26, 2006 (“Amendment No. 1”), February 13, 2007 (“Amendment No. 2”), February 23, 2007 (“Amendment No. 3”) and December 20, 2009 (“Amendment No. 4”). This Schedule 13D/A is being filed to report that as a result of an increase in outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”), the Common Stock beneficially owned by the Reporting Persons (as defined herein) now represents less than five percent (5%) of the shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010. Accordingly, the Reporting Persons will not be filing further amendments on Schedule 13D unless any of them becomes the beneficial owner of more than five (5%) of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Exchange Act.
     The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 relating to the Common Stock of the Issuer, is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed Original Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.
     This Schedule 13D/A is being filed by: (i) Lenovo Group Limited, a company organized and existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Lenovo”); (ii) Lenovo Holdings (BVI) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo Holdings”); (iii) Lenovo Sysware Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo Sysware”); and (iv) Lenovo IT Alliance Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo IT Alliance”). Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance are hereinafter sometimes collectively referred to as the “Reporting Persons”.

ITEM 2.	IDENTIFY AND BACKGROUND
     Certain information regarding members of the board of directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance and executive officers is set forth on Annex A, which is incorporated by reference herein, and which amends the Original Schedule 13D. Annex A of the Schedule 13D is amended and restated in its entirety to read as the Annex A attached to this Amendment No. 5.
     During the last five years, none of Lenovo, Lenovo Holdings, Lenovo Sysware or Lenovo IT Alliance, or to the knowledge of Lenovo, Lenovo Holdings, Lenovo Sysware or Lenovo IT Alliance, any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5	is hereby amended and restated as follows:
     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person as of February 22, 2011.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page 7 of 10

	NUMBER OF SHARES	NUMBER OF SHARES
	BENEFICIALLY OWNED	BENEFICIALLY OWNED
	WITH SOLE VOTING	WITH SHARED VOTING	AGGREGATE NUMBER OF	PERCENTAGE OF CLASS
	AND DISPOSITIVE	AND DISPOSITIVE	SHARES	BENEFICIALLY OWNED
NAME	POWER	POWER	BENEFICIALLY OWNED	(1)
Lenovo (2)	0	3,465,666	3,465,666	4.63%
Lenovo Holdings (3)	0	3,465,666	3,465,666	4.63%
Lenovo Sysware (4)	0	3,465,666	3,465,666	4.63%
Lenovo IT Alliance	0	3,465,666	3,465,666	4.63%
(1) The percentages of Common Stock indicated in this table are based on the number of outstanding shares of Common Stock as of September 30, 2010 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2010.
(2) Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo’s indirect wholly-owned subsidiary.
(3) Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Sysware’s wholly-owned subsidiary.
(4) Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Holdings’ indirect wholly-owned subsidiary.
     To the knowledge of the Reporting Persons, based on a review of filings made in the past three calendar years pursuant to Sections 13 and 16 under the Securities Exchange Act of 1934, as amended, in respect of beneficial ownership of the Issuer’s Common Stock, none of the other persons named in Schedule A referenced in Item 2 above owns any Common Stock of the Issuer, other than as reported thereon.
     (e)     The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock on July 1, 2010 upon the completion of the business combination between the Issuer and Linkage Technologies International Holdings Limited.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page 8 of 10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2011	LENOVO GROUP LIMITED
/s/ Eric Mok Name: Eric Mok Title: Company Secretary

LENOVO HOLDINGS (BVI) LIMITED /s/ Eric Mok Name: Eric Mok Title: Company Secretary

LENOVO SYSWARE LIMITED /s/ Eric Mok Name: Eric Mok Title: Company Secretary

LENOVO IT ALLIANCE LIMITED /s/ Eric Mok Name: Eric Mok Title: Company Secretary

CUSIP No.	04518A104	SCHEDULE 13D/A	Page 9 of 10
SCHEDULE A
     The following table sets forth the name, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance.

PRESENT PRINCIPAL
OCCUPATION OR
NAME	CITIZENSHIP	EMPLOYMENT	BUSINESS ADDRESS
Mr. Liu Chuanzhi	Chinese	Mr. Liu is the Chairman of the Board of Directors and a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Yang Yuanqing	Chinese	Mr. Yang is the Chief Executive Officer and an Executive Director of Lenovo	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Zhu Linan	Chinese	Mr. Zhu is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Ms. Ma Xuezheng	Chinese	Ms. Ma is a Non-Executive Director and Vice-Chairman of Lenovo	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. James G. Coulter	American	Mr. Coulter is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. William O. Grabe	American	Mr. Grabe is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Dr. Wu Yibing	Chinese	Mr. Wu is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Professor Woo Chia-Wei	Chinese	Professor Woo is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Ting Lee San	American	Mr. Ting is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

CUSIP No.	04518A104	SCHEDULE 13D/A	Page 10 of 10

PRESENT PRINCIPAL
OCCUPATION OR
NAME	CITIZENSHIP	EMPLOYMENT	BUSINESS ADDRESS
Dr. Tian Suning	Chinese	Dr. Tian is a Non-Executive Director of Lenovo. Dr. Tian is also a non-executive director of the Issuer[1]	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Nicholas C. Allen	British	Mr. Allen is a Non-Executive Director of Lenovo	23/F Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Wong Wai Ming	Chinese	Mr. Wong is a Chief Financial Officer of Lenovo and director of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Mr. Zhou Qingtong	Chinese	Mr. Zhou is a director of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

[1]	To the knowledge of the Reporting Persons, based in part on the Form 4 filed by Dr. Tian on January 13, 2011, Dr. Tian has:
•	direct ownership of 3,037,246 shares of Common Stock of the Issuer,
•	2,087,704 shares indirectly held by Jean Qin Kong, Dr. Tian’s wife,
•	4,000 shares in revocable trust for the benefit of Stephanie Tian
•	2,235,632 shares held through PacificInfo Limited, which is wholly owned by Dr. Tian
•	direct ownership of 3,375 restricted stock units (including the right to acquire Common Stock) that vest in equal installments January 13, 2012 and January 13, 2013
•	direct ownership of 2,937 restricted stock units (including the right to acquire Common Stock) that vest in four equal annual installments beginning July 15, 2011 and
•	indirect ownership of 741,689 shares of Common Stock through PacificInfo Limited that are subject to a pre-paid variable delivery forward contract that matures on May 5, 2011.